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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-06262
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered) BP p.l.c. The Chicago Stock Exchange
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices) 1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Description of class of securities) AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 6 ORDINARY SHARES OF 25c EACH
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
17CFR240.12d2-2(a)(1)
17CFR240.12d2-2(a)(2)
17CFR240.12d2-2(a)(3)
17CFR240.12d2-2(a)(4)

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Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, BP plc certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

2nd April 2008	By	David Pearl	Deputy Secretary
Date		Name	Title

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March 26, 2008

Mr. David Pearl
Deputy Secretary
BP, p.l.c.
6th floor
1 St James Square
London, SW1Y 4PD

Dear Mr. Pearl:

BP, p.l.c. (“BP”) has complied with the rules of The Chicago Stock Exchange (“Exchange”) with respect to its request, dated March 10, 2008, to have its American Depositary Shares withdrawn from listing.

The delisting request was approved, effective March 12, 2008.

BP will continue to trade under unlisted trading privileges (UTP) on this Exchange. No fees are incurred by the company while trading UTP.

A payment of $3,000.00 was received by the Exchange on March 12, 2008, equal to BP’s 2008 Annual Listing Maintenance fees, which were previously invoiced. A portion of this fee is being refunded to the company as a result of the delisting. Please find enclosed check #059803 for $2,400.00, equal to the pro-rated refund.

Issuers are required to file a Form 25 notification with the Securities and Exchange Commission regarding any delisting action and must provide a copy to the Exchange. Please forward a copy of said form to my attention at your earliest convenience.

If you have any questions, please contact me at (312) 663-2581.

Sincerely,

/s/ Eileen Daut

Eileen Daut
Manager
Listing Department

Chicago Stock Exchange, Incorporated
One Financial Place 440 S LaSalle Street Chicago, Illinois 60605-1070 312-663-2222 www.chx.com